Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ESal Holdings, Inc.
1938 Harney St, Suite 255
Laramie, WY 82072
https://esalinity.com/

Up to $1,070,000.00 in Class B Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ESal Holdings, Inc.
Address: 1938 Harney St, Suite 255, Laramie, WY 82072
State of Incorporation: WY
Date Incorporated: October 13, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Class B Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - $750 + | 3% bonus shares

Tier 2 perk - $2,000 + | 5% bonus shares

Tier 3 perk - $5,000 + | 5% bonus shares | Become a member of ESal Think Tank – participate in the company future sustainability investment decision making

Tier 4 perk - $10,000+ | 7% bonus shares | & Above

Tier 5 perk - $25,000+ | 10% bonus shares | & Above

Tier 6 perk - $50,000+ | 15% bonus shares | & Above | & Invitation to tour ESal laboratory

Tier 7 perk - $200,000+ | 20% bonus shares | & Above | & Invitation to become a Board of Advisors member

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

ESal will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

ESal's product is RightWater® technology. The technology breaks down reservoir genetics, identifies wrong characteristics, and customizes engineered solutions to optimize each reservoir's production.

The technology includes innovative lab procedures with a dominant competitive position in the industry by precision, cost, and time efficiency. Extensive testing of thousands of surfaces while measuring both chemical and physical reactions differentiate ESal from competitors. Through extensive research and data analysis, ESal has developed proprietary algorithms that analyze the genetic performance of the reservoir and point out opportunities for improvement. The deployment of RightWater® technology is protected by 3 patents with more pending.

Project workflow and the ESal® product suite are summarized as follows:

· Screening: Evaluate the potential for wettability alteration using ESal's algorithms and determine the likelihood of a successful project implementation of RightWater® technology prior to any further testing and evaluation, thus saving time and money.

· Lab Testing and Scoping: Measure the many complex relationships between reservoir rock, water, and oil, as well as potential surfactants with a proprietary laboratory testing methodology. This service targets the optimal water chemistry needed to increase effective and efficient oil recovery. Additionally, ESal analyzes costs and economic benefits to implementing customized RightWater® solution in the

candidate property.

· Modeling and Evaluation of Water Sources: Geochemical modeling of injection water chemistry to produce optimum wettability in the reservoir and evaluation of available water sources to achieve optimal chemistry while concentrating on the avoidance of fresh water use and optimizing reuse of produced water.

· Deployment: Provide field specifications for obtaining optimal injection water chemistry and water treatment requirements, coordinate field operations and continue analysis and refinement of reservoir conditions and oil recovery. Customers can choose to implement themselves, or through ESal's preferred vendors.

ESal's understanding of reservoir wettability can also be used in carbon capture and storage (CCS) projects to store more CO2. ESal can screen storage targets for the best wettability, test the target formations to determine pre-injection wettability, and design the correct treatment to improve the storage targets' wettability with RightWater®.

Finally, ESal evaluates ESG impact for both CCS and oil and gas projects. ESal has considered multiple factors to generate an algorithm that ranks projects, products, companies, and investments. These factors include CO2, CH4, water, sustainability, EROI, capital investment, ROI, risk perception and resource utilization. ESal's technology is ESG friendly by allowing companies to minimize and mitigate environmental risks, optimize use of recycled water, and cut operational costs by executing efficient projects.

ESal Holdings Inc. is a parent company with two wholly-owned subsidiaries: ESal, LLC, current operating entity, and ESal Technologies, LLC that holds patents and other intellectual property.

ESal Holdings Inc. was initially organized as ESal, LLC, a Wyoming limited liability company on April 23, 2013, which transferred full ownership to a newly formed parent company ESal Holding Inc., a Wyoming corporation on October 13, 2021.

Competitors and Industry

Oil and gas exploration and production industry is focused on exploring, developing, and producing fossil fuels. The 10 largest international oil and gas companies by 2019 revenue are China Petroleum & Chemical Corporation, China National Petroleum Corp, PetroChina, Royal Dutch Shell, Saudi Arabian Oil, BP, Exxon Mobil, Total, Chevron Corporation, and Rosneft Oil Corporation. Cumulatively, these 10 companies alone booked $2.6 trillion in revenues in 2019. Enhanced Oil Recovery is a subsector of the industry. We believe our closest competitors operating in enhanced oil recovery industry based on their growth stage are Surtek Inc, Suez, Organic Oil Recovery, Nitro-Lift Technologies, NRG Systems Inc, and others. To our knowledge, none of the competitors utilize a technology similar to ESal`s RightWater®.

Currently, crude oil production industry leaves behind about 70% (around 6 trillion

barrels worldwide) of all available hydrocarbons underground after primary and secondary production stages. Enhanced oil recovery is a sector of the industry focused on accessing the remaining oil with various technologies. ESal's RightWater® technology is applicable during primary, secondary, and tertiary recovery stages, and can be applied jointly with any technology on the market.

ESal's direct and indirect competitors utilize CO2 injection, alkaline/surfactant/polymer floods, low salinity water flooding, bacterial EOR, thermal, and other enhanced oil recovery technologies. Currently, enhanced oil recovery technologies have challenges related to costs, performance, environmental concerns, and predictability.

ESal is focused on solving these problems with science and innovation with customized technological solutions. RightWater® technology is uniquely positioned in the market as the company's solutions can be applied solely in the field or jointly with other production techniques. ESal's research and development is focused on the areas of science overseen or ignored by the industry and competitors. ESal believes that laboratory discoveries and protected trade secrets leaves its competitors at least 4 years behind.

Current Stage and Roadmap

ESal is currently in the early adoption stage. However, we believe the technology solutions and business processes are mature for the market. The company has worked with customers before and keeps expanding its reach along with establishing new partnerships, both domestically and internationally.

Accelerating market adoption of ESal's RightWater® technology is the primary goal. The company continues to expand its direct customer reach through social media, industry conferences, webinars, and publishing. ESal works on expanding working relationships with industry service companies that deliver RightWater® solution directly to exploration and production companies without ESal being engaged in direct sales. The company has seen interest in its technology from domestic and international service companies which might accelerate RightWater® globe market adoption in the industry. ESal also works on establishing relationships with industry competition by optimizing the injected water chemistry during existing enhanced oil recovery processes, enhancing their performance. The company believes these areas of sales will create a diversified revenue stream and increase technology adoption in all the subsectors of the oil industry without the need to proportionally increase its staff or laboratory capacity.

ESal is actively engaged in continuous research and development of its RightWater® technology. The laboratory is evaluating technology suitability for industries outside of oil production, such as CO2 sequestration and storage, mining, construction, cosmetics, chemicals, and others. ESal is planning on increasing its laboratory capacity to accommodate future market expansion along with accelerating its research and development programs. The company believes in the importance of

continuous technological advancements to stay ahead of competitors, diversify revenue streams, and contribute to the global energy transition to sustainable energy sources.

ESal is currently working on developing ESal Intelligence Software (EIS). The company has previously identified a significant potential to describe the complexity of reservoir genetics composition with predictive mathematical modeling. ESal is currently conducting an extensive laboratory testing program and collecting data to combine later with machine learning algorithms to predict reservoir production response to different fluids without the need for laboratory testing. ESal believes this will reduce the time to provide clients with customized RightWater® solution from weeks to minutes, increase accuracy, and ease implementation in the early stages of oil field developments. ESal believes that EIS will be able to describe every single reservoir around the world and evaluate where the trapped oil is, along with a specific solution to get it. This will create an opportunity to provide valuable intelligence to industry stakeholders - banks, governments, institutional investors, midstream, and downstream companies. ESal expects to develop EIS minimal viable product by the end of 2023.

We are a technology company with a vision to pioneer the future of oil and gas by increasing production and efficiency while preserving the environment. We believe that we can optimize oil recovery through innovative technology while valuing one of the most important resources on our planet – water. The goal of ESal is to be the global industry leader in recovering the most environmentally conscious barrels of oil while utilizing innovative technologies. ESal believes it can set the standard to maximize efficiency and pave the way for a sustainable energy future.

The Team

Officers and Directors

Name: Salem Thyne

Salem Thyne's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: April 01, 2019 - Present
  Responsibilities: CEO is responsible for managing company operations, coordinating subsidiaries, and engaging in business development. CEO`s current salary is $131,688 with no equity compensation.

Other business experience in the past three years:

- **Employer:** ESal, LLC
  Title: Operations Director

Dates of Service: April 01, 2017 - April 01, 2019
Responsibilities: Operations Director is responsible for managing business and laboratory operations.

Name: Teresa Nealon

Teresa Nealon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: June 01, 2015 - Present
  Responsibilities: President is responsible for overseeing company operators, treasury management, accounting, and business legal matters. President`s current salary is $40,728 with no equity compensation.

Other business experience in the past three years:

- **Employer:** Ravdal
  Title: Consultant Analyst
  Dates of Service: May 01, 2021 - Present
  Responsibilities: Collect data, analyze it, and present findings.

Name: Geoffrey Thyne

Geoffrey Thyne's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: April 23, 2013 - Present
  Responsibilities: CTO is responsible for research & development, intellectual property, and laboratory management. CTO`s current salary is $67,572 with no equity compensation.

Other business experience in the past three years:

- **Employer:** Aera Energy
  Title: Geochemist, Consultant
  Dates of Service: August 01, 2020 - March 01, 2021
  Responsibilities: Review and analysis of water chemistry and geological data.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the energy industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $1,069,998.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing enhanced oil recovery technology. Our revenues are therefore dependent upon the market for enhanced oil recovery technology.

Some of our products are still in prototype phase and might never be operational products
It is possible that some products may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release some products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights
The Common Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors

might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We may compete with larger, established companies who may have future products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history and limited revenue. Further, we have turned limited profit and there is no assurance that we will be profitable in the future.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 3 patents, 2 trademarks, copyrights, internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may

no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ESal or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ESal could harm our reputation and materially negatively impact our financial condition and business.

Application of RightWater® technology has only been evaluated for multiple reservoirs, and the viability of the RightWater® technology in a broader range of reservoirs is still uncertain.
ESal's RightWater® technology has only been evaluated for multiple reservoirs to date. Reservoir characteristics differ and, consequently, certain elements of ESal's services are specifically engineered for each reservoir. As a result, ESal may not be able to achieve results in other reservoirs consistent with those it has thus far achieved in the reservoirs where the RightWater® technology has successfully been evaluated. Subsequent implementations of the RightWater® technology could yield less favorable oil production rates and overall oil recovery results than those thus far achieved. Any inability to broaden ESal's customer base and increase the commercialization of the RightWater® technology applications effectively or to realize sufficiently favorable oil recovery results in a significant number of other reservoirs, will limit the commercial acceptance and viability of the RightWater® technology, which would materially harm our business, financial condition and results of operations.

The success of the RightWater® technology is dependent upon the information ESal receives.
The success of an application of the RightWater® technology to a particular reservoir is dependent upon information that ESal receives regarding the reservoir characteristics and geology. If this information is inaccurate, ESal may not be able to

achieve results in such a reservoir consistent with those ESal has thus far achieved in the reservoirs where the RightWater® technology has been applied successfully. With respect to ESal's customers, because of the uniqueness of ESal's technology and the stage of its development, ESal must educate potential customers on its technology in order to be able to generate business. New customers generally prefer to initially test ESal's technology in a small portion of their lowest-priority oil field. Since ESal's test only includes a small portion of the injection wells and production wells in the oil field, it is important that the customer be able to identify which injection wells are servicing the production wells in the test area.

Oil prices are volatile, and a decline in the price of oil could harm ESal's business, financial condition and results of operations.

ESal's results of operations and future growth will depend on the level of activity for oil development and production. Demand for the RightWater® technology depends on ESal's customers' willingness to make operating and capital expenditures for waterflooding procedures and the RightWater® technology. ESal's business will suffer if these expenditures decline. Declining oil prices, or the perception of a future decline in oil prices, would adversely affect the prices ESal can obtain from its customers or prevent it from obtaining new customers for ESal's services. Oil prices have historically been volatile and cyclical. A prolonged reduction in the price of oil will likely affect oil production levels and therefore affect demand for ESal's services. In addition, a prolonged significant reduction in the price of oil could make it more difficult for us to collect outstanding account receivables from ESal's customers. A material decline in oil prices or oil development or production activity levels could materially harm ESal's business, financial condition and results of operations.

ESal's industry is characterized by technological change, and if it fails to keep up with these changes, ESal's business, financial condition and results of operations will be harmed.

The enhanced oil recovery industry is characterized by changes in technology, evolving methods of oil recovery and emerging competition. ESal's future business prospects largely depend on its ability to anticipate and respond to technological changes and to develop competitive products. If other enhanced oil recovery methods yield better results or are less expensive than ESal's method, ESal's business will suffer. ESal may not be able to respond successfully to new technological developments and challenges or identify and respond to new market opportunities, services or products offered by competitors. In addition, ESal's efforts to respond to new methods of oil recovery and competition may require significant capital investments and resources, and ESal may not have the necessary resources to respond to these challenges. Failure to keep up with future technological changes could harm ESal business, financial condition and results of operations.

Some of ESal's contracts will be governed by non-U.S. law, which may make them more difficult or expensive to enforce than contracts governed by United States law.

ESal expects that some of its customer contracts will be governed by non-U.S. law, which may create both legal and practical difficulties in case of a dispute or conflict. ESal plans to establish operations in regions where the ability to protect contractual

and other legal rights may be limited compared to regions with better-established legal systems. In addition, having to pursue litigation in a non-U.S. country may be more difficult or expensive than pursuing litigation in the United States.

ESal's business operations in countries outside the United States are subject to a number of United States federal laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act as well as trade sanctions administered by the Office of Foreign Assets Control of the United States Department of Treasury and the United States Department of Commerce, which could adversely affect ESal's operations if violated.

ESal must comply with all applicable export control laws and regulations of the United States and other countries. ESal cannot provide services to certain countries subject to United States trade sanctions administered by the Office of Foreign Asset Control of the United States Department of the Treasury or the United States Department of Commerce unless ESal first obtains the necessary authorizations. In addition, ESal is subject to the Foreign Corrupt Practices Act, which generally prohibits bribes or unreasonable gifts to non-U.S. governments or officials. Violations of these laws or regulations could result in significant additional sanctions including fines, more onerous compliance requirements, more extensive debarments from export privileges or loss of authorizations needed to conduct aspects of ESal's international business. In certain countries, ESal may engage third party agents or intermediaries to act on its behalf in dealings with government officials, such as customs agents, and if these third party agents or intermediaries violate applicable laws, their actions may result in penalties or sanctions being assessed against ESal.

ESal's international operations are subject to additional or different risks than its United States operations.

ESal intends to expand its operations into a number of countries outside the United States. There are many risks inherent in conducting business internationally that are in addition to or different than those affecting ESal's United States operations. Operating internationally exposes ESal's business to increased regulatory and political risks in some non-U.S. jurisdictions where it operates. In addition to different laws and regulations, changes in governments or changes in governmental policies in these jurisdictions may alter current interpretation of laws and regulations affecting ESal's business. ESal also faces increased risk of incidents such as war or other international conflict and nationalization. The authorities in the countries where ESal operates, or plans to operate, may introduce additional regulations for the oil industry with respect to, but not limited to, various laws governing prospecting, development, production, taxes, price controls, export controls, currency remittance, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, labor standards, occupational health network access and other matters. New rules and regulations may be enacted or existing rules and regulations may be applied or interpreted in a manner which could limit ESal's ability to provide its technology. Amendments to current laws and regulations governing operations and activities in the oil and gas industry could harm ESal's operations and financial results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Geoffrey Thyne	6,500,000	Class A Common Stock	33.33
Teresa Nealon	6,500,000	Class A Common Stock	33.33
Salem Thyne	6,500,000	Class A Common Stock	33.33

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 19,500,000 with a total of 19,500,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 20,125,000 shares, includes 19,500,000 shares of Class A Common Stock and 625,000 shares of Class B Common Stock. This number does not include 1,875,000 shares of unissued Class B Common Stock options.

Class B Common Stock

The amount of security authorized is 5,500,000 with a total of 625,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Class B Common stockholders shall have all economic rights and privileges in the Corporation as Class A Common stockholders but shall have no voting rights whatsoever.

The total number of shares outstanding on a fully diluted basis, 20,125,000 shares,

includes 19,500,000 shares of Class A Common Stock and 625,000 shares of Class B Common Stock. This number does not include 1,875,000 shares of unissued Class B Common Stock options.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $847,502, about flat compared to fiscal year 2019 revenue of $854,987. We believe that the decline in revenue growth resulted from the worldwide crisis caused by COVID-19. As a result of the pandemic and energy demand collapse, oil prices decreased significantly, causing our customers to focus on essential operations and preserving any available capital due to uncertainties about the pandemic and its long-term effects on the markets. This resulted in several projects being delayed or discounted which significantly lowered revenue for fiscal year 2020.

Cost of goods sold

Cost of goods sold in 2020 was $250,488, an increase of approximately $43,611, from costs of $206,877 in fiscal year 2021. The company provides customized laboratory testing and technological solutions, and it is typical to observe a slight variation in the cost of goods sold due to the nature, complexity, and specifics of every customer project.

Gross margins

Gross gross profit decreased by $51,095 in 2020 over 2019 gross profit and gross margins as a percentage of revenues decreased from 75.8% in 2019 to 70.4% in 2020. This performance was caused due to the naturally fluctuating nature of the cost of goods sold for customized projects along with flat revenues due to the crisis in the energy industry caused by worldwide pandemic.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, and lease and utilities expenses. Expenses in 2020 increased by $158,015 from 2019. This increase was due to increased staff count in the first three quarters of 2020 along with increased expenses related to a new business office that opened in Fort Worth in January 2020. The Company reduced its operating expenses in the last quarter of 2020 to address uncertainties about the energy market and global pandemic.

Historical results and cash flows:

The Company is currently in the growth and revenue-generating stage. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because they align with the Company`s growth plan to expand market reach and accelerate its product and service offering in the industry. Past cash was primarily generated through government grants and commercial sales. Our goal is to increase the Company`s presence in the industry and introduce new advanced products and services to our customers to sustain future revenue growth. The company believes it missed a significant portion of the revenues in 2020 due to unforeseen crisis in the energy industry. The Company observed a recovery in the industry in the second half of 2021, and due to the cycle of our sales, we expect this positive outlook to be reflected in 2022 revenues. We believe the Company is well-positioned in the industry for future growth and will continue to focus on its expansion.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 1, 2021, the Company has capital resources available in the form of a credit card line for $30,000 from Chase Bank, and $375,108 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds, expected revenue, and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the

Company. Of the total funds that our Company will have, 72.5% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least the next 12 months based on anticipated future commercial revenue and government grant awards. This is based on current monthly operating expenditures of approximately $54,000/month for expenses related to salaries, laboratory, research & development, and others.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 12 months. This is based on current monthly operating expenditures of approximately $54,000/month and increased expenses related to salaries, laboratory, research & development, and others to accelerate the Company's growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including lines of credit and equity rounds.

Indebtedness

- **Creditor:** COVID-19 Economic Injury Disaster Loan (EIDL)
  Amount Owed: $149,900.00
  Interest Rate: 3.75%
  Maturity Date: May 16, 2050

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $40,250,000.00

Valuation Details:

The company has conducted extensive market research and consulted with an independent 3rd party valuation company on the valuation of ESal. Valuation approaches included discounted cash flows (DCF) and comparable metrics with companies at similar growth phases. ESal established a $44 million pre-money valuation based on a variety of valuations, landing final estimate closer to the lower end between conservative and realistic scenarios based on our internal research and external consultations.

ESal believes there is a variety of key components contributing to its valuation. The company believes it has a strong technological competitive advantage. To our knowledge, there are no other technologies on the market that are focused on specific areas of science that RightWater® is based on. Moreover, technology is not mutually exclusive with indirect competitors and has the potential to synergistically improve other enhanced oil recovery processes. Application of RightWater® technology is protected by 3 patents with more pending. ESal believes the technology is capable of accessing currently trapped 48 billion barrels of oil in the United States and 1 trillion barrels worldwide, comprising a significant market by its size. ESal believes that scalability of RightWater® technology and its business provides the company with a strong position in the market.

The DCF valuation only evaluated RightWater in the oil production industry with its current product offering and did not include its applicability in other industries. It did not include other products and services currently in development, such as optimization of other enhanced oil recovery technologies or ESal Intelligence Software. Discount rates ranged 50-80% and were applied to different terminal years with conservative growth assumptions.

The total number of shares outstanding on a fully diluted basis, 20,125,000 shares, includes 19,500,000 shares of Class A Common Stock and 625,000 shares of Class B Common Stock. This number does not include 1,875,000 shares of unissued Class B Common Stock options.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Operations*
  96.5%
  The funds will be used to cover company operating expenses which include but are not limited to salaries, office and laboratory supplies, rent, and utilities.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds

as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  30.0%
  Funds will be used to expand staff, laboratory capabilities, and improve current products and services. This includes but is not limited to new hires, outsourcing certain components of day-to-day operations, optimization of business processes, and establishing new relations and pathways to further broaden market adoption.

- *Marketing*
  30.0%
  Funds will be used to generate new customers, establish new business relations, and expand ESal`s presence as a thought leader in the industry. This includes but is not limited to opening new marketing and sales channels, attending conferences and networking events, organizing webinars, publishing papers and articles, developing website, and compensating external sales representatives.

- *Research & Development*
  36.5%
  Funds will be used to improve technology, expand intellectual property portfolio, and improve laboratory processes. This includes but is not limited to hiring additional staff, initiating commercially practical science experiments, upgrading and purchasing additional laboratory equipment, patent filing fees, and outsourcing certain components of the research processes.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once

posted, the annual report may be found on the Company's website at https://esalinity.com/ (https://esalinity.com/annualreport).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/esal

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ESal Holdings, Inc.

[See attached]

ESAL, LLC

Financial Statements
Year Ended December 31, 2020 and 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Esal, LLC
Laramie, Wyoming

We have reviewed the accompanying financial statements of Esal, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

September 17, 2021

ESAL, LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 568,042	$ 183,418
Account receivables, net	-	125,000
Prepaids and other current assets	1,254	12,589
Total current assets	**569,296**	**321,008**
Property and Equipment, net	11,408	12,081
Security deposit	2,170	2,170
Total assets	**$ 582,874**	**$ 335,258**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 15,071	$ 9,047
Credit cards	24,402	15,312
Customer advance	217,916	-
Current portion of loan	4,997	-
Deferred revenue	-	150,000
Other current liabilities	142,195	3,713
Total current liabilities	**404,581**	**178,072**
Loan Payable	144,903	-
Total liabilities	**549,484**	**178,072**
MEMBERS' EQUITY		
Members' equity	33,389	157,186
Total members' equity	**33,389**	**157,186**
Total liabilities and members' equity	**$ 582,874**	**$ 335,258**

See accompanying notes to financial statements.

ESAL, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	847,502	$	854,987
Cost of goods sold		250,488		206,877
Gross profit		597,015		648,110
Operating expenses				
General and administrative		706,040		501,556
Sales and marketing		15,052		61,522
Total operating expenses		721,093		563,078
Operating income/(loss)		(124,078)		85,032
Interest expense		-		-
Other Loss/(Income)		(281)		(234)
Income/(Loss) before provision for income taxes		(123,797)		85,266
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(123,797)**	**$**	**85,266**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2018	**$**	**71,692**
Member contribution		52,043
Capital distribution		(51,816)
Net income/(loss)		85,266
Balance—December 31, 2019	**$**	**157,186**
Net income/(loss)		(123,797)
Balance—December 31, 2020	**$**	**33,389**

See accompanying notes to financial statements.

ESAL, LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(123,797)	$	85,266
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		4,711		4,711
Changes in operating assets and liabilities:				
Prepaids and other current assets		11,336		(10,389)
Account receivables, net		125,000		(75,000)
Account Payables		6,024		9,047
Other current liabilities		138,482		(4,787)
Credit cards		9,090		15,312
Customer advance		217,916		
Deferred revenue		(150,000)		150,000
Security deposit				(2,170)
Net cash provided/(used) by operating activities		**238,762**		**171,990**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(4,038)		(16,792)
Net cash provided/(used) in investing activities		**(4,038)**		**(16,792)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		-		52,043
Capital distribution				(51,816)
Borrowing on loan		149,900		
Net cash provided/(used) by financing activities		**149,900**		**228**
Change in cash		384,624		155,426
Cash—beginning of year		183,418		27,992
Cash—end of year	**$**	**568,042**	**$**	**183,418**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Esal, LLC was formed on April 23, 2013 in the state of Wyoming. The financial statements of Esal, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Laramie, Wyoming.

ESal has a patented process, called RightWater®, using designed injection water chemistry to significantly increase oil recovery without the need to use of chemicals. ESal's understanding of reservoir wettability can also be used in carbon capture and storage (CCS) projects to store more CO2. ESal evaluates ESG impact for both CCS and oil and gas projects. ESal considers multiple factors to generate a numerical score that lets the company rank those activities, products, companies and investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $318,042 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the

related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Fixtures	3-5 years
Laboratory Equipment	3-5 years
Office Equipment	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of services as delivery is the sole performance obligation in its contracts with customers. The Company typically collects some payment upon contract execution and recognizes the revenue when a report has been delivered and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the services provided. Our typical sales process starts with execution of Non-Disclosure Agreements. ESal then determines customer's needs and prices the services based on quantities of wells that will be analyzed.

Cost of sales

Costs of goods sold include the cost of labor, cost of consultants.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $15,052 and $61,522, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 17, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and

will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses	$ 1,254	$ 12,589
Total Prepaids and other current asset	**$ 1,254**	**$ 12,589**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Distributions Payable	$ 47,008	$ -
Guaranteed Payments Payable	95,187	-
Payroll tax	-	3,713
Total Other Current Liabilities	**$ 142,195**	**$ 3,713**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,	2020	2019
Furniture and Fixtures	$ 13,608	$ 13,608
Laboratory Equipment	4,038	
Office Equipment	3,184	3,184
Property and Equipment, at Cost	**20,831**	**16,792**
Accumulated depreciation	(9,423)	(4,711)
Property and Equipment, Net	**$ 11,408**	**$ 12,081**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $4,711 and $4,711 respectively.

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Teresa L Nealon	40.0%
Geoffrey D. Thyne	40.0%
Salem S. Thyne	20.0%
Total	**100.0%**

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
EIDL Loan	$ 150,000	3.75%	16.5.2020	16.5.2050	$ 3,281	$ 3,281	$ 4,997	$ 144,903	$ 149,900
Total	$ 150,000				**$ 3,281**	**$ 3,281**	**$ 4,997**	**$ 144,903**	**$ 149,900**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 4,997
2022	4,997
2023	4,997
2024	4,997
Thereafter	129,913
Total	**$ 149,900**

7. RELATED PARTY

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	**Obligation**
2021	$ 12,555
2022	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 12,555**

Rent expense was in the amount of $ 40,941 and $ 20,474 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 17, 2021 the date the financial statements were available to be issued.

The company is in the process of converting its legal form from LLC to a C corporation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

ESal

Powering the Energy Transition of Tomorrow with Green Technology


ESal
Engineered Salinity
Green Technology For Powering Tomorrow

Website Laramie, WY TECHNOLOGY

$0.00 raised

0 Investors	**$40.3M** Valuation
$2.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Our vision is to provide green, sustainable and responsible oil as a transition to the energy of tomorrow through innovative technology. ESal responds with the mission of avoiding use of freshwater and harmful chemicals, reducing carbon dioxide and greenhouse gas emissions, and maximizing the use of existent resources when it comes to producing energy.

Reasons to Invest

- Technology capable of recovering 1 Trillion barrels of oil worldwide. We believe the potential market size for ESal's RightWater® technology is almost $100 billion in the US alone, and $1 trillion worldwide.
- Revolutionary proprietary reservoir genetics laboratory testing that we believe is unmatched in the industry by cost, precision, and time efficiency.
- We are working to create a future with carbon-neutral sustainable energy while keeping costs low, providing a foundation for stable economic growth and energy transition.

OVERVIEW

Oil Field of the Future

At ESal, we've found the sweet spot where "environmental" meets "profitable" in the energy sector.

While the E in ESal doesn't stand for environmental - it's short for Engineered Salinity - the company's co-founder and CEO, Salem Thyne, says his company is dedicated to both.


Revolutionary Technology For Oil Recovery
Our environmentally friendly process requires no chemicals & no new equipment

Behind the start of ESal is Geoffrey Thyne Ph.D. who was working on solving the thought provoking problem of how to recover as much oil as possible in an environmental and sustainable manner. In 2010 it dawned on Dr. Thyne that the solution to this was related to many complex relationships not measured nor understood until now.

Science is science. Just how every person has a unique fingerprint, each reservoir has a unique makeup which requires a tailored solution for optimal recovery and performance.

Today, from the expansion of Dr. Thyne's work has evolved into technology capable of not only producing economic carbon-neutral oil, but providing actionable solutions for responsible water and energy usage.


Our Vision
To provide green, sustainable & responsible oil as a transition to the energy of tomorrow through innovative technology

THE PROBLEM

There's a High Need for Sustainable Resources

The oil and gas industry will only produce 30% of available oil worldwide. Without new technology, the industry plans on leaving the remaining 70% behind. (Source)

Current strategy of rapidly shifting away from oil and gas resulted in increasing energy costs and will continue in that direction. This will result in high energy prices along with increased supply chain costs which are later passed to consumers through increased prices at the pumps and grocery stores, accelerating inflation and making necessities less affordable.

With worldwide energy demand increasing, sustaining oil production is needed to transition to alternative energy sources. That's where we come in.


How Will We Continue To Deliver High Quality Energy From Oil In The Future?

"We are trying to break the stigma about the irresponsibility and wasteful practices in oil and gas through science, education, business transparency, and a forward-looking green sustainable investment profile," Salem Thyne, CEO of ESal, says.

"We believe that the old way of doing things in the oil business is at an end. We must do more than talk about environmental stewardship and start to display it by adopting technologies that maximize the recovery from each and every well."


We Believe The Old Way Of Drilling Our Way To Success Can't Continue

THE MARKET

Estimated Maximum Trillion Dollar Market Opportunity

The potential market size for ESal's RightWater® technology is almost $100 billion in the US alone, and $ 1 trillion worldwide (source). Of course, capturing the whole market is impossible but we believe that ESal is the only technology that can access it right now.

That's because...

- ESal's technology is based on areas of science currently overlooked or untapped by the industry
- RightWater® can work in conjunction with other enhanced oil recovery technologies and ESal utilizes this synergy through coopetition
- Our laboratory procedures and custom technological solutions are unmatched in the industry by precision, cost, and time efficiency

Total consumption of petroleum and other liquids in the US will be increasing for decades to come, even as renewables increase their share in the energy consumption mix. Oil production constantly declines, creating a need for constant exploration and reserve increases. Currently, the industry leaves behind about 70% of crude oil that was drilled for due to lack of technologies and incentives to recover it (source).



Industrial & Electric Power Drive Most Of The Increases In U.S. Energy Consumption
U.S. Energy Consumption By Sector AEO2021 Reference Case (Quadrillion British Thermal Units)
electric power
transportation
commercial
industrial
residential
45
40
35
30
25
20
15
10
5
1990
2000
2010
2020
2030
2040
2050
U.S. Energy Consumption By Fuel AEO2021 Reference Case (Quadrillion British Thermal Units)
petroleum & other liquids
natural gas
nuclear
other renewable energy
hydro
coal
liquid biofuels
45
40
35
30
25
20
15
10
5
1990
2000
2010
2020
2030
2040
2050

* Source


IEO2019 Projects Renewables The Most Used Energy Source By 2050
Primary Energy Consumption By Fuel, World
(Quadrillion British Thermal Units)
renewables
natural gas
nuclear
petroleum & other liquids
coal
300
250
200
150
100
50
2010
2020
2030
2040
2050

* Source

THE SOLUTION

ESal Believes It Is Possible To Recover More Oil Without Chemicals Or New Equipment

We are here to recover stranded oil left behind in a socially and environmentally responsible manner with RightWater® technology.

ESal breaks down the genetics of each reservoir and genetically engineers fundamental relationships between rock, oil, and water in every reservoir without need for chemicals and changes to current operations.

Extensive testing of thousands of interactions between rock, oil, and water while measuring both chemical and physical reactions is one thing that sets ESal apart. These tests give ESal an unparalleled understanding of reservoir genetics.


Complex Reservoir Genetics
Reservoir
Rock
Water
Oil
Each oil reservoir contains a unique complex genetic makeup of rock, water & oil
ESal is focused on the previously undeveloped water & oil genetics in each reservoir
Each reservoir's key characteristics are changed to increase performance


Complex Reservoir
Genetic Alteration
Crude Oil
Injection of RightWater®
Oil Adhesion
Oil Release
Rock
Sandstone | Carbonate | Shale
Resulting In:
Unlocking trapped oil
Extending life of the reservoir
Lowering usage of water
No use of chemicals

The technology includes proprietary revolutionary lab procedures, unmatched in the industry by **precision, cost, and time efficiency**.


ESal's RightWater is Physically Injected into the Reservoir

Through extensive research and data analysis, ESal has developed unique algorithms that analyze the genetic performance of the reservoir and point out opportunities for improvement. The deployment of RightWater® technology is protected by 3 patents with more pending.


RightWater solution has the potential to
Increase Total Oil Recovery By Up To 50% For Less Than $4 Per Barrel

To scale the impact and address global oil supply concerns, ESal collects and analyzes data of rock-water-oil interactions and applies findings to data from reservoirs across the planet.

In Addition to the results seen with RightWater® technology, ESal is currently developing the ESal Intelligence Software (EIS) package. EIS will allow oil producers to evaluate the potential for additional recovery from their fields and design the correct injection water chemistry in minutes eliminating current requirements for laboratory testing.


Digital Transformation Of ESal
Engineered Salinity Takes Our Proven RightWater® Technology To The Next Level By Revealing Hidden Oil Worldwide
ESal Process & Solutions
Open-Source Data
AI/Machine Learning
ESal Intelligence Software – EIS™
Field Genetic Decoding
Economic & Financial Analysis
Property Screening
Applicable Worldwide

Ultimately, ESal will know where 1 trillion barrels are left behind, creating the world`s "Treasure Map" of stranded oil with a customized solution to recover it.

We are different from our competitors by our ability to recover additional oil previously unattainable. We work in areas of science completely ignored or untapped by the industry.

Competitive Advantage

Types Of Enhanced Oil Recovery Methods

	ESal	Chemical	Microbial	CO_2
Recovery up to 25% OOIP	✓	✗	✗	✓
Cost Per Barrel <$4	✓	✗	✗	✗
ESG Sensitive	✓	✗	✗	✗
Low CAPEX	✓	✓	✓	✗
Applied with other tech.	✓	✗	✗	✗
Implementation <6 months	✓	✓	✓	✗
High Predictability	✓	✓	✓	✓
All Stages Of The Well Life Cycle	✓	✗	✗	✗
Breakeven <$30/bbl	✓	✗	✓	✗

** The above data is based on ESal's internal research and estimates.*

ESal's tests and technology are applicable in other industries, such as mining, carbon storage, cosmetics, construction, medical, and material sciences. We want to create a sustainable future across multiple industries while continuing to focus on our current growth.

We make money by...

- Laboratory Testing - minor cost to cover baseline expenses
- Licensing Fees - based on increased production in the field
    - Backend - $1to $3 per barrel of increased oil production with RightWater®
    - Upfront - licensing costs based on expected production improvements with performance-based conditions
- Royalties from coopetition product optimization
- Providing strategic intelligence to industry stakeholders

Plus, ESal offers flexible payment plan terms to suit small and large operators.

WHY INVEST

Environmental, Social and Governance through RightWater®

We are a technology company with a vision to pioneer the future of oil and gas by increasing production and efficiency - all while preserving the environment.

We believe that we can optimize oil recovery through innovative technology while valuing one of the most important resources on our planet: water.

The goal of ESal is to be the global industry leader in recovering the most environmentally conscious barrels of oil while utilizing innovative technologies. ESal will set the standard to maximize efficiency and pave the way for a sustainable energy future.


At ESal, We Believe Those Who Are Concerned About A Sustainable Future & Responsible Energy Transition Can Have Peace Of Mind Knowing We Can Deliver.

A part of ESal's commitment to further energy sustainability, we will invest 20% of Net Profit into furthering and accelerating decarbonization, green, and innovative technologies for the future. It is our goal to be responsible and actionable in providing sustainable energy to all while focusing on a clean planet.

Technology is here today, join us.

2013 — Our Company Launches!
ESal founded to solve failures of existent enhanced oil recovery technologies.

2013-2017 — Research & Development
Patent applications, technology validation research, and laboratory processes development.

2017 — Opened commercial laboratory
National Science Foundation (NSF) grant awarded, first commercial projects, first patent awarded.

2018-2019 — Commercial Development
Expansion of customer base, laboratory capacity, and business team.

2020 — Opened business office in Fort Worth
Expanded business operations to serve growing customer base.

2021 — Technological Advancements
Enhanced technology applicability with competitive enhanced oil recovery technologies and other industries.

November 2021 — Launched on StartEngine
Now YOU can own a part of our company!

In the Press

HARTENERGY | PBOilGas | The American Oil & Gas Reporter | Oilfield Technology

SHOW MORE

Meet Our Team



Geoffrey Thyne

CTO

Dr. Thyne is an expert in increasing recovery by manipulation of water chemistry. Geoff began his career in 1979 as a Research Geochemist at the Arco Oil and Gas research facility in Plano, Texas.

He received his Ph.D. in Geology from the University of Wyoming in 1991 and taught at California State University-Bakersfield and the Colorado School of Mines until 2005. He returned to the University of Wyoming in 2006 at the Enhanced Oil Recovery Institute. Over his time at EORI, he became immersed in the possibilities of changing water chemistry to improve oil recovery, studying the process in the laboratory and the field. In 2012, Geoffrey left EORI and formed ESal in 2013.



Teresa Nealon

President

Teresa co-founded ESal in 2013 and brings 25 years of business and project management experience in technical projects in industrial manufacturing, renewable energy research, and grant management.

She has worked at Coors Ceramics Company, the National Renewable Energy Lab (NREL) and, most recently, was the Director of the Wyoming Carbon Capture and Storage Technology Institute (WCTI) at the University of Wyoming.



Salem Thyne

CEO

Salem is an internationally recognized expert in chemical and energy operations. He joined ESal in 2017 and brings 23 years of experience in corporate management, regulatory compliance, and operations.

Salem started his career in the US Navy in 1996, and during his 20-year leadership career, he has conceived and executed a series of exceptionally successful projects in nuclear plant operations, managed chemical processing facilities, and served as a subject matter expert in areas of operations, regulatory compliance and technical training in multiple countries.

Offering Summary

Company : ESal Holdings, Inc.

Corporate Address : 1938 Harney St, Suite 255, Laramie, WY 82072

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type	:	Equity
Security Name	:	Class B Common Stock
Minimum Number of Shares Offered	:	5,000
Maximum Number of Shares Offered	:	535,000
Price per Share	:	$2.00
Pre-Money Valuation	:	$40,250,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - $750 + | 3% bonus shares

Tier 2 perk - $2,000 + | 5% bonus shares

Tier 3 perk - $5,000 + | 5% bonus shares | Become a member of ESal Think Tank – participate in the company future sustainability investment decision making

Tier 4 perk - $10,000+ | 7% bonus shares | & Above

Tier 5 perk - $25,000+ | 10% bonus shares | & Above

Tier 6 perk - $50,000+ | 15% bonus shares | & Above | & Invitation to tour ESal laboratory

Tier 7 perk - $200,000+ | 20% bonus shares | & Above | & Invitation to become a Board of Advisors member

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

ESal will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

When talking about clean energy, oil sounds like a dirty word. Rightfully so. Current drilling and production technology pollute our environment and only recover 30% of available oil in wells, leaving 70% behind which amounts to 6 trillion barrels.

With energy demand increasing transition to more sustainable sources has never been more urgent, but petroleum and clean energy don't have to be mutually exclusive because Esal has developed an advanced environmentally sustainable oil recovery technology.

Esal's lab uses our patented rightwater technology to analyze existing reservoirs, through complex geochemical interactions between oil water and rock, occurring inside the reservoir. Our technology then breaks down and manipulates these interactions creating a genetic profile and custom solution to retrieving trapped oil, at a fraction of the cost of traditional technology. Esal recovers oil without polluting the environment or drilling new wells that worsen air and water quality.

We believe our technology will create the oil field of the future - with sustainable jobs, minimal environmental impact and lower prices at the pump.

Esal began 8 years ago as a family business. For the past two years, we've had a cumulative revenue of over $1.7M. We hold three patents with more pending and we're expanding our laboratory capacity our technical staff and sales team to serve our growing customer base. Petroleum consumption in the United States and worldwide will keep growing for decades even as renewable energy increases its market share. As we transition into the energy future, Esal will continue to collect data to create one of the world's first recoverable oil maps. We call that our treasure map.

We believe our technology has the capability to recover an estimated 48 billion barrels of oil left behind in the United States alone. Worldwide that number increases to about 1 trillion barrels of oil. Esal is cleaning up big oils and dirty habits to preserve our planet for future generations. Join us in our mission to help the world responsibly transition to a clean energy future today.

Invest now.

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